October 12,
2018

VIA E-mail

Michael D. Barolsky
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202
michael.barolsky@usbank.com

Re:      Tidal ETF Trust
         Registration Statement on Form N-1A
         File Nos. 333-227298, 811-23377


Dear Mr. Barolsky:

    On September 12, 2018, you filed a registration statement on Form N-1A on behalf of the
Tidal ETF Trust (the "Fund"). We reviewed the registration statement and provide our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

      1. Portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
      2. Please supplementally confirm that FINRA has issued a statement expressing no objections to the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution.
      3. We note that you have submitted an exemptive application to operate the Fund as an exchange traded fund. Please note that it is inappropriate to accelerate the registration statement before the exemptive relief is granted.





Prospectus
Cover Page
    4. We have become aware of mutual funds and ETFs that intend to operate in such a manner that they could be deemed to be holding themselves out as the equivalent of a money market fund. We note that paragraph (b)(1) of Rule 2a-7 provides in relevant part that:
         It shall be an untrue statement of material fact within the meaning of section 34(b) of the
         Act for a registered investment company . . . to hold itself out to investors as a money market fund or the equivalent of a money market fund, unless such registered investment company complies with this section. (emphasis added)
         Please discuss the specific ways in which the Fund's investment activities will differ from those described in Rule 2a-7.
         The Fund's ticker symbol is "AATM." The staff is concerned this ticker could be misleading and imply the Fund is similar to or the equivalent of a cash investment. Please explain to us why this ticker is not misleading or revise it.

Prospectus Summary
    5. The disclosure states the Fund will invest principally in other funds. If the Fund anticipates that Acquired Fund Fees & Expenses will exceed 0.01 percent, insert a separate line item to the fee table disclosing an estimate of these expenses.
    6. On page 2, under "Principal Investment Strategies," briefly explain duration. For example, explain the expected effect of a 1% increase in interest rates on a security with a duration of "one" or "less than one."
    7. On page 2, under "Principal Investment Strategies," the Fund notes it will invest in emerging markets. At an appropriate location in the registration statement, disclose how the Fund determines what constitutes an emerging market.
Principal Risks of Investing in the Fund
    8. The disclosure states the Fund will purchase securities on a when-issued, delayed delivery, or forward commitment basis. The disclosure also states the Fund will invest in commercial paper. Please include disclosure about these instruments in the principal strategies section and Item 9 if they are principal investments of the Fund. Otherwise, please move the disclosure to "Additional strategies and risks" or the Statement of
       Additional Information ("SAI").
    9. On page 3, under "Cash Redemption Risk," disclose the situations in which the fund's strategy would require it to redeem creation units in cash.
Investment Objective
    10. On page 9, under "Investment Objective," define the number of days for which shareholders will receive "reasonable written notice" before a change to the Fund's investment objective.



Principal Investment Strategies
    11. On page 9, under "Principal Investment Strategies," the disclosure is disorganized and does not convey the principal strategies of the Fund as required by
Item 9. Revise the
        disclosure to describe how the Fund intends to meet its investment objective. Describe the Fund's principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest. See
Item 9(b)(1) of Form
        N-1A.
MBS Risk
    12. On page 16, under "MBS Risk," the disclosure in the second paragraph states mortgage delinquencies have increased recently. Please supplementally explain the basis for this statement.
    13. On page 19, explain in more detail how "Credit Linked Notes" operate.

Portfolio Managers

    14. Confirm that the biography of Ian C. Carroll covers his business experience for the past 5 years.
Management
    15. On page 19, the disclosure states the Sub-Adviser has entered into an agreement with the
        Adviser, under which the Sub-Adviser assumes the obligation of the Adviser to pay all expenses of the Fund, except Excluded Expenses, in exchange for a fee paid to the
        Adviser. Please clarify this payment relationship and explain the expenses that each of the Adviser and Sub-adviser will be responsible.
Taxes on Distributions
    16. On page 22, under "Dividends and Distributions," the disclosure states the Fund intends to pay dividends and interest income monthly. However, on page 23, in the first paragraph under "Taxes on Distributions," the disclosure states that the Fund intends to distribute net investment income "at least annually." Although these two terms are not inconsistent, consider conforming the disclosures for clarity.

Statement of Additional Information
Temporary Strategies
    17. On page 31, under "Temporary Strategies," the disclosure lists investments in which the
        Fund may take temporary defensive positions. These investments are substantially identical to the Fund's principal strategies. Briefly explain the differences.

Investment Restrictions
    18. On page 31, regarding the Fund's concentration policy, please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the fund's compliance with its concentration policies.

    19. In addition, please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund's compliance with its concentration policies.

Compensation
    20. On page 38, under "Compensation," disclose any differences between the method used to determine the Portfolio Manager's compensation with respect to the Fund and other accounts (e.g., if the Portfolio Manager receives part of an advisory fee that is based on performance with respect to some accounts but not the Fund, this must be disclosed). See
        Instr. 3 to Item 20(b).


Part C: Other Information
Signatures
    21. On page 4, confirm that the registration statement has been signed by the principal executive officer, the principal financial officer, and its comptroller or principal accounting officer. See Securities Act of 1933 Section 6.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.

        Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-3250.

    Sincerely,

    /s/ Raymond A. Be

    Attorney-Adviser